MARAVAI LIFESCIENCES HOLDINGS, INC.

April 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Abby Adams

Re:	Maravai LifeSciences Holdings, Inc. Registration Statement on Form S-1 (File No. 333-255043) Originally Filed April 5, 2021 CIK: 0001823239

Ladies and Gentlemen:

Maravai LifeSciences Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, originally filed on April 5, 2021 (the “Registration Statement”), to 4:00 p.m., Eastern time, on April 7, 2021 or as soon thereafter as practicable.

*    *    *    *

Please contact Robert E. Goedert, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, MARAVAI LIFESCIENCES HOLDINGS, INC.

By:	/s/ Carl Hull
Name:	Carl Hull
Title:	Chief Executive Officer